UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

COMMISSION FILE NO. 0-16667

DNB FIRST 401(k) RETIREMENT PLAN

4 Brandywine Avenue
Downingtown, Pennsylvania 19335
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

DNB FINANCIAL CORPORATION
4 Brandywine Avenue
Downingtown, Pennsylvania 19335
(Name of issuer of the securities
held pursuant to the Plan and the
address of its principal executive office)

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Exhibit

Consent of Fischer Cunnane & Associates Ltd, Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To Participants and Administrators
of the DNB First 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the DNB First 401(k) Retirement Plan (the "Plan") as of December 31, 2007 and 2006 and the related statements of changes in net assets available for benefits for the years ended December 31, 2007, 2006 and 2005.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years ended December 31, 2007, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2007 was made for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2007, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

June 26, 2008
West Chester, Pennsylvania

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	December 31
	2007	2006
Assets

Investments:
Mutual Funds	$4,027,579	$3,564,961
Investment Contract	171,065	179,793
Common Stock	746,642	628,768
	$4,945,286	$4,373,522

Receivables:
Employer's Contribution	81,947	84,788
Participants’ Contribution	–	–
	81,947	84,788

Total Assets	5,027,233	4,458,310

Liabilities

Accounts Payable	–	–
Accrued Expenses	–	–

Total Liabilities	–	–

Net Assets Reflecting All Investments at Fair Value	5,027,233	4,458,310

Adjustment from fair value to contract value for fully
benefit responsive investment contract	9,004	9,462

Net Assets Available for Benefits	$5,036,237	$4,467,772

See accompanying notes.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007, 2006 and 2005

	Year Ended December 31
	2007	2006	2005
Additions:

Investment Income:
Net (depreciation) appreciation in fair value of instruments	$(204,604)	$277,692	$150,845
Dividends, Interest and Other	362,420	230,387	77,661
Total Investment Income	157,816	508,079	228,506

Contributions:
Participants'	534,530	556,648	529,262
Employer's	317,242	305,198	308,734
Rollovers into plan for new employees	7,014	18,017	47,548
Total Contributions	858,786	879,863	885,544
Total Additions	1,016,602	1,387,942	1,114,050

Deductions:

Deductions from net assets attributed to:
Benefits paid to participants	419,662	751,657	246,991
Investment expenses	28,475	26,714	25,130
Total Deductions	448,137	778,371	272,121

Net Increase	568,465	609,571	841,929

Net Assets Available for Benefits
Beginning of year	4,467,772	3,858,201	3,016,272
End of Year	$5,036,237	$4,467,772	$3,858,201

See accompanying notes.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General.  The Plan is a defined contribution plan, which covers employees of DNB First (the “Company”.)  Those employees eligible to participate in the Plan become eligible for the Plan immediately when employment begins.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions. Each year, participants may contribute an amount up to 100% of pretax annual compensation.  For 2007, 2006 and 2005 this was limited to $15,500, $15,000 and $14,000, respectively, as defined by the IRS.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company may, at its discretion, match contributions each year. For 2007, 2006 and 2005, the Company match was $0.25 per dollar up to a maximum of 6% of salary-deferred contributions. The Company’s matching contributions to the plan for 2007, 2006 and 2005 were $93,000, $90,000 and $81,000, respectively.   The plan also allows the Company to make additional discretionary contributions and qualified non-elective contributions.  There were no discretionary contributions for 2007, 2006 or 2005. Qualified non-elective contributions for 2007, 2006 and 2005 were $224,246, $215,000 and $224,000 respectively.

Effective July 1, 2005, the Plan was amended to include the option for the participants to invest in Company stock, and to permit the employer matching contribution and qualified non-elective contributions to be made in Company stock.  In addition, the Plan was amended to allow for an employer discretionary contribution.  The amendment also allowed the Plan to have multiple trust agreements in effect.  During 2007 and 2006 all employer contributions were made in company stock.

Vesting. Participants are 100% vested immediately in employee and employer matching contributions and qualified non-elective contributions plus actual earnings thereon.  Participants are 100% vested in additional discretionary contributions made by the Company after 3 years of vested service.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses.  Allocation of expenses are based on participant earnings or account balances, as defined.

Participant Loans. The Plan does not allow Participants to borrow from their fund accounts.

Plan Termination. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Payment of Benefits. In general, amounts held in the participant’s account are not distributable until the participant terminates employment, reaches age 59-1/2, dies or becomes permanently disabled.  At that time, the participant may receive a lump-sum amount equal to the vested value of his or her account.  Participants may also withdraw funds in certain situations.

As of December 31, 2007, 2006 and 2005 $990,023, $119,176 and $331,982, respectively, of the Plan's assets were allocated to the accounts of persons who have terminated employment with the employer, but have not been paid.

Forfeited Accounts.  Effective January 1, 2005, forfeited accounts are used to offset future employer contributions.  There was $1,316,  $5,451 and $4,346 in forfeited accounts in 2007, 2006 and 2005 respectively.   There was $0, $495 and $4,346 of the forfeited accounts available to offset future employer contributions at December 31, 2007, 2006 and 2005, respectively.  Prior to January 1, 2005, forfeited accounts would have been allocated to each person who was an eligible participant on the last day of the Plan year.  Effective December 1, 2006, forfeitures may first be used to pay administrative expenses.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

Administrative Expenses. Each participant's account is charged with an allocation of certain administrative expenses.  Allocations of expenses are based on participant earnings or account balances, as defined.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of The DNB First 401(k) Retirement Plan have been prepared in conformity with accounting principles generally accepted in the United States.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s investments are stated at fair value.  Quoted market prices are used to value investments.  Shares of mutual funds and DNB Financial Corporation common stock are valued at quoted prices, which represent the net asset value of shares held by the Plan at December 31, 2007 and 2006.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS #157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, expands disclosures about fair value measurements and is effective for financial statements with plan years beginning after November 15, 2007.  The adoption of this new accounting standard is not expected to have a significant effect on the Plan.

In February 2007, The FASB issued SFAS # 159 The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115 (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value and amends SFAS 115 to among other things, require certain disclosures for amounts for which the fair value option is applied.  This Statement is effective for plan years beginning after November 15, 2007. The adoption of this new accounting standard is not expected to have a significant effect on the Plan.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

NOTE 3 – RELATED PARTY TRANSACTIONS

In 2003, JP Morgan Chase was the custodian or trustee for certain funds held as investment vehicles for the Plan.  Effective May 24, 2004, Delaware Charter Guarantee & Trust Company, a member of the Principal Financial Group, is the custodian or trustee for certain funds held as investment vehicles for the Plan.  Prior to June 30, 2005, the Plan’s investments included five mutual funds managed by Russell Investment Group and one investment contract managed by Principal Financial Group.  Effective July 1, 2005, fifteen additional funds were added to the Plan as well as DNB Financial Corporation common stock.  DNB Advisors is the Trustee for DNB Financial Corporation’s common stock held as an investment for the Plan.  Principal Financial Group is the record-keeper for the Plan.  Principal Financial Group and DNB Advisors are parties-in-interest to the Plan.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 4 - TAX STATUS

The Plan was previously evidenced by a prototype document sponsored by Principal Life Insurance Company.  Principal Life Insurance Company has received a determination letter dated September 16, 2003 from the Internal Revenue Service stating that the prototype document complies with Section 401(a) of the Internal Revenue Code.   The Plan is deemed to comply with Section 401(a) of the Internal Revenue Code based on the favorable letter issued to Principal Life Insurance Company.  The Plan has been restated and is no longer evidenced by a prototype document.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 5 - INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets at December 31, 2007, 2006 and 2005 are as follows:

	December 31
	2007	2006	2005
Russell Lifepoints Balanced Strategy E Fund	$1,019,478	$858,154	$756,095
Russell Lifepoints Aggressive Strategy E Fund	1,373,964	1,351,804	1,195,965
Russell Lifepoints Equity Aggressive Strategy E Fund	990,606	876,637	912,790
* Principal Fixed Income 401(a) / (k)	180,069	189,255	270,482
* DNB Financial Corporation Common Stock, $1 par value	746,640	628,768	224,689

* Represents party-in-interest transactions.  In addition, certain mutual fund options with Principal Financial Group totaling $200,836 are party-in-interest transactions.

During 2007, 2006 and 2005, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $157,814, $508,079 and $228,506, respectively.  All investments in the Plan are made in mutual funds, investment contracts and employer securities.  The net (depreciation) appreciation in fair value excluding dividends, interest and other is as follows:

	2007	2006
Mutual Funds	$ (39,529)	$ 282,692
Investment Contracts	5,903	7,015
Employer Securities	(170,978)	(12,015)

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 6 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Principal Fixed Income Option 401(a)/401(k) is a general-account backed stable value contract.  This group annuity contract has been issued to Principal Trust Company, who serves as custodian.  The Principal Fixed Income Option contract guarantees principal and provides a stated rate of return backed by Principal Life Insurance Company.  As an insurance contract, this is not an investment but a guarantee backed by the assets in Principal Life Insurance Company’s multi-billion dollar general account.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

The contract is included in the financial statements at fair value as determined by Principal Life.  The adjustment from fair value to contract value for the investment contract value is based on the contract value as reported to the Plan by Principal Life.  The fair value of the investment contract at December 31, 2007 and 2006 was $171,065 and $179,793, respectively.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may direct transfers in and out of the Principal Fixed Income Option.  These transfers are made at book value (i.e. no market value adjustments or surrender charge adjustments).  There are no reserves against contract value for credit risk of the contract issuer or otherwise.   The stated rate of return will be reset January 1, 2008 and semi-annually thereafter.  The average yield and crediting interest rates for the last two years were as follows:

2007			2006
Period		Crediting	Period		Crediting
Start	End	Rate / Yield	Start	End	Rate / Yield
January	June	3.25%	January	June	3.30%
July	December	3.15	July	December	3.30

Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan’s ability to transact at contract value with Principal Life.  The Plan administrator believes the occurrence of such events that would also limit the Plan’s ability to transact at contract value with Plan participants is not probable.

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007:

Total income per the financial statements	$1,016,602
Adjustment from fair value to contract value for fully benefit responsive
investment contract - prior year	9,462
Total income per Form 5500	$1,026,064

NOTE 8 – ADMINISTRATIVE EXPENSES

The Company pays certain administrative expenses and consulting expenses of the Plan.  All investment and related expenses are paid from the net assets of the Plan.  Investment expenses of $28,475, $26,714 and $25,130 were paid to parties-in-interest during 2007, 2006 and 2005, respectively.

NOTE 9 – PLAN AMENDMENTS

Effective January 1, 2005, the Plan was amended to include certain safe harbor elections under the Internal Revenue Code.  The amendment, among other things, includes provisions to include bonuses in the definition of pay, a limit of 6% on elective salary deferrals matched by the Company and the elimination of the employer discretionary match and related vesting service requirement.  In addition, employer qualified non-elective contributions will equal three percent of pay.  Participants will no longer be required to be an active participant at the end of the Plan year to be included in employer qualified non-elective contributions.  Such contributions will be allocated to participants when made.

Effective July 1, 2005, the Plan was amended to include the option for the participants to invest in Company stock, and to permit the employer matching contribution and qualified non-elective contributions to be made in Company stock.  In addition, the Plan was amended to allow for an employer discretionary contribution.

Effective December 1, 2006, the Plan was restated to reflect certain administrative and regulatory changes to the Plan.  Such changes include, among other things, the addition of a Roth 401(k) feature, automatic elective deferral contributions feature, and changes in the provisions for disposition of forfeitures.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 10 – NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

DNB Financial Corporation Stock:

	2007	2006
Net Assets - Beginning of Year	$448,721	$-

Changes in Net Assets:
Contributions	$317,242	$481,252
Dividends	42,967	9,691
Net (depreciation) appreciation	(180,066)	12,360
Benefits paid	(67,109)	(54,582)

Net Assets - End of Year	$561,755	$448,721

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Schedule H, Line 4i - Assets (Held at End of Year)
EIN: 23-0534545 Plan number: 002	As of December 31, 2007
	Identity of Issuer	Description of Investment	Current Value
		Insurance Company General
*	Principal Life Insurance Company	PRIN FIXED INCOME 401(A)/(K)	$ 180,069
		Registered Investment Company
*	Princor Financial Services	PRIN INV BD & MTG SEC ADVSL FD	16,681
		Registered Investment Company
	American Funds Service Company	AM FDS WASH MUT INV R3 FUND	30,531
		Registered Investment Company
	The American Funds	AM FNDS BND FND OF AM R3 FND	142
		Registered Investment Company
	Neuberger Berman Management	NEUB BERM SOC RESP TR FUND	13,653
		Registered Investment Company
*	Princor Financial Services	PRIN INV S&P 500 INX ADVSL FD	26,415
		Registered Investment Company
*	Princor Financial Services	PRIN INV PTR MDCP VAL ADVSL FD	29,823
		Registered Investment Company
	Frank Russell Investment Co.	RUSSELL LFPT GROWTH ST E FUND	1,373,964
		Registered Investment Company
	Frank Russell Investment Co.	RUSSELL LFPT BALST E FUND	1,019,478
		Registered Investment Company
	Frank Russell Investment Co.	RUSSELL LFPT CONST E FUND	97,026
		Registered Investment Company
	Frank Russell Investment Co.	RUSSELL LFPT EQAGS E FUND	990,606
		Registered Investment Company
	Frank Russell Investment Co.	RUSSELL LFPT MODST E FUND	102,923
		Registered Investment Company
	American Century Investments	AM CENT VISTA ADV FUND	12,096
		Registered Investment Company
	American Funds Service Company	AM FDS GRTH FD OF AM R3 FUND	75,046
	Fidelity Investments	Registered Investment Company FID ADV HIGH INC ADVANT T FUND	3,091
	MFS Investment Management	Registered Investment Company MFS VALUE R2 FUND	11
		Registered Investment Company
	Fidelity Investments	FIDELITY ADV SMALL CAP T FUND	30,102
		Registered Investment Company
*	Princor Financial Services	PRIN INV S&P 400 IDX ADVSL FD	17,454
		Registered Investment Company
*	Princor Financial Services	PRIN INV PTR SMCP VAL I ADS FD	18,538
		Registered Investment Company
*	Princor Financial Services	PRIN INV S&P 600 IDX ADVSL FD	10,055
		Registered Investment Company
	Frank Russell Investment Co.	RUSSELL RE SEC E FUND	34,328
		Registered Investment Company
	American Funds Service Company	AM FDS EUROPACIFIC GRTH R3 FD	43,746
		Registered Investment Company
*	Princor Financial Services	PRIN INV INTL EM MKTS ADVSL FD	81,870
		Employer Security
*	DNB Financial Corporation	DNB FINANCIAL CORP TREASURY STOCK	746,640
	Total		$4,954,288

* Represents party-in-interest transactions.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Schedule H, Line 4j – Schedule of Reportable Transactions

EIN  23-0534545
PLAN NUMBER  002
PLAN YEAR 01/01/2007 TO 12/31/2007

DESCRIPTION OF ASSET	(A) Total Number of Purchases	(B) Total Number of Sales	(C) Total Value of Purchases	(D) Total Value of Sales	(E) Net Gain/(Loss)
DNB FINANCIAL CORP STOCK	13		$338,031		$ 0.00
DNB FINANCIAL CORP STOCK		54		$116,272	$ (8,862)

* Schedule is prepared using the alternative way of reporting (iii) series transactions under DOL Regulation 2520.103-6(d)(2).

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, DNB First, National Association, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DNB First 401(k) Retirement Plan

	By:	/s/ William J. Hieb
William J. Hieb
President and Chief Operating Officer
DNB First, National Association

	By:	/s/ Bruce E. Moroney
Bruce E. Moroney
Chief Financial Officer and Executive Vice President
DNB First, National Association

	By:	/s/ Ronald K. Dankanich
Ron K. Dankanich
Executive Vice President and Secretary
DNB First, National Association
June 26, 2008

Index to Exhibits

Exhibit No. Under Item 601 of Regulation S-K	Description of Exhibit and Filing Information

23	Consent of Independent Registered Public Accounting Firm